UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2019

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: July 29, 2019	By:	/s/ Yu Zhang
Name: Yu Zhang
Title: Chief Financial Officer

SECOND QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Q2 2019 Results

SHENZHEN, PRC – July 29, 2019 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the second quarter ended June 30, 2019.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half year Results
	Q2 2019	Q2 2018	YoY(%)	1H 2019	1H 2018	YoY(%)
Operation income	$757	$—	—	$1,338	$—	—
Net operation income	$433	$—	—	$778	$—	—
Operating loss	$(3,360)	$(4,155)	—	$(6,624)	$(13,271)	—
% of operation income	(444.0)%	—		(495.0)%	—
per share (diluted)	$(0.09)	$(0.11)	—	$(0.17)	$(0.35)	—
Net loss	$(3,352)	$(5,845)	—	$(5,143)	$(3,277)	—
% of operation income	(443.0)%	—		(384.0)%	—
Basic loss per share	$(0.09)	$(0.15)	—	$(0.13)	$(0.09)	—
Diluted loss per share	$(0.09)	$(0.15)	—	$(0.13)	$(0.09)	—
Weighted average number of shares (’000)
Basic	38,199	37,907		38,196	37,730
Diluted	38,199	37,907		38,196	37,730

Notes:

(a)	Percentage change is not applicable if either of the two periods contains a loss or no amount.

	Financial Position
	As of June 30,	As of December 31,	As of June 30,
	2019	2018	2018
Cash and cash equivalents(a)	$96,259	$62,919	$158,091
Short term investments(b)	$1,723	$46,952	$1,911
Real estate properties under development, net	$199,761	$171,610	$57,128
Property, plant and equipment, net	$27,245	$27,442	$32,483
Total assets	$335,207	$318,107	$257,368
Accounts payable	$87,771	$87,214	$5,303
Advance from customers	$21,354	$255	$—
Total shareholders’ equity	$223,197	$227,891	$241,441
Total number of common shares issued	38,213	38,187	37,806

Notes:

(a)	Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.
(b)

Short term investments include all highly liquid investments with original maturities of greater than three months and less than 12 months. Investments that are expected to be realized in cash during the next 12 months are also included in short term investments.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2019

Key Highlights of Financial Position

	As at June 30,	As at December 31,	As at June 30,
	2019	2018	2018
Ratio of cash(a) to current liabilities	0.88	1.22	10.05
Current ratio(b)	0.95	1.29	10.40
Ratio of total assets to total liabilities	2.99	3.53	16.16
Return on equity	(4.6)%	(5.6)%	(2.7)%
Ratio of total liabilities to total equity	0.50	0.40	0.07

Notes:

(a)	Cash in this financial ratio include cash, cash equivalents and short term investments.
(b)	Current ratio means all current assets, including prepaid expenses and other receivables, divided by all current liabilities.

FINANCIAL RESULTS

Net Operation Income

Net operation income for the second quarter of 2019 was $0.4 million compared to nil in the second quarter of 2018. Operation income for the second quarter of 2019 mainly consisted of rental income of $0.7 million from the existing factory buildings located on the site of Inno Valley and Wuxi.

Net operation income for the first half of 2019 was $0.8 million compared to nil in the first half of 2018. Operation income for the first half of 2019 mainly consisted of rental income of $1.3 million from the existing factory buildings located on the site of Inno Valley and Wuxi.

Operating Loss

Operating loss for the second quarter of 2019 was $3.4 million compared to an operating loss of $4.2 million in the second quarter of 2018. Operating loss for the second quarter of 2019 mainly consisted of general and administrative expenses of $2.8 million and selling and marketing expenses of $1.0 million; offset in part by our net operation income of $0.4 million for the period. Operating loss for the second quarter of 2018 mainly consisted of general and administrative expenses of $4.2 million.

Operating loss for the first half of 2019 was $6.6 million compared to an operating loss of $13.3 million in the first half of 2018. Operating loss for the first half of 2019 mainly consisted of general and administrative expenses of $5.8 million and selling and marketing expenses of $1.6 million; offset in part by our net operation income of $0.8 million for the period, the expense mainly included salary and benefits of $3.9 million. Operating loss for the first half of 2018 mainly consisted of general and administrative expenses of $13.3 million, including accrual of compensation for loss of office of $3.7 million for the retirement of a senior officer, stock option compensation expenses of $2.0 million for certain officers and employees, salary and benefits of $3.3 million, depreciation of $2.0 million and audit, legal and professional fees of $1.0 million.

Net Loss

Net loss for the second quarter of 2019 was $3.3 million compared to net loss of $5.8 million in the second quarter of 2018. Net loss for the second quarter of 2019 mainly consisted of operating loss of $3.4 million, offset in part by interest income of $0.7 million earned from time deposits and exchange loss of $0.7 million as a result of the depreciation of Renminbi against the US dollar in the second quarter of 2019. Net loss for the second quarter of 2018 mainly consisted of operating loss of $4.2 million, offset in part by interest income of $1.6 million and exchange loss of $3.3 million.

Net loss for the first half of 2019 was $5.1 million compared to net loss of $3.3 million in the first half of 2018. Net loss for the first half of 2019 mainly consisted of operating loss of $6.6 million, offset in part by interest income of $1.5 million. Net loss for the first half of 2018 mainly consisted of a gain of $6.8 million on disposal of an office property in Hong Kong, exchange gain of $3.1 million, offset in part by operating loss of $13.3 million.

Cash, Cash Equivalents and Short-term Investment

Cash, cash equivalents and short-term investment decreased by $11.9 million in the first half of 2019 from $109.9 million as of December 31, 2018 to $98 million as of June 30, 2019. This decrease was mainly due to $29.4 million spent for Nam Tai Inno Park and Nam Tai Technology Center in the first half of 2019 and offset by $22.5 million advance from customers from Nam Tai Inno Park.

Real Estate Properties under Development, Net

Real estate properties under development increased by $28.1 million in the first half of 2019 from $171.6 million as of December 31, 2018 to $199.7 million as of June 30, 2019. This increase consisted of $28.1 million for construction completed for both Nam Tai Inno Park and Nam Tai Technology Center, capitalized under percentage-of-completion method (before foreign currency translation adjustment).

Accounts Payable

Accounts payable increased by $0.6 million in the first half of 2019 from $87.2 million as of December 31, 2018 to $87.8 million as of June 30, 2019. This increase mainly consisted of accrued payable for construction completed for both Nam Tai Inno Park and Nam Tai Technology Center, accounted for under percentage-of-completion method.

Advance from Customers

Advance from customers increased by $21.1 million in the first half of 2019 from $0.3 million as of December 31, 2018 to $21.4 million as of June 30, 2019. This increase is mainly attributed to Nam Tai Inno Park’s rental received from customers of $21.1 million.

Liquidity and Capital Resources

As of June 30, 2019, we had a total cash balance of $96.3 million and we have no material debt. According to our project development plan, project investment for the third quarter of 2019 is estimated to be $89.2 million. The total project investment for the year 2019 is estimated to be $167.0 million. The Company is in discussions with several financial institutions towards a loan for financing the construction of Nam Tai Technology Center.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. The information contained herein has also been published on the Company’s website at https://www.namtai.com/quarterly/index.html.

RECENT DEVELOPMENTS

The development of our projects in Guangming, Shenzhen, and Gushu, Shenzhen, continues to proceed as planned.

For Nam Tai Inno Park (“Inno Park”), our construction continued smoothly in the second quarter of 2019. The main structure of Inno Park was completed in April, 2019 and the installation of interior walls and electrical wiring are underway. In the second quarter of 2019, we continued our efforts on holding various industrial conferences and activities with the goal of strengthening our brand as the operator of technology parks, building connections with potential corporate tenants and deepening our relationships with cooperative partners. These activities include a Sino-Japanese Industrial Cooperation and Communication Conference and, a Corporate Financing and Taxation Forum both held in May 2019 as well as a Strategic Cooperation Agreement Signing Ceremony between the Company and Harbin Institute of Technology (Shenzhen) held in June 2019. Following Inno Park’s opening for leasing since the end of March 2019, we have entered into leasing agreements with tenants for 316 dormitory units of Inno Park as of June 30, 2019, equivalent to approximately 14,000 square meters. We are also pleased to report that we have received social recognition for our focus on safety and protection of construction. In April 2019, the Company was named as the Demonstration Site for Construction Safety in the Construction Safety Improvement Campaign organized by the Bureau of Housing and Construction of Shenzhen, which reflects the practice of social responsibility of the Company.

“Innovating•Integrating•Empowering” Nam Tai Inno Park Sino-Japanese Industrial Cooperation and Communication Conference

In May 2019, Nam Tai Inno Park Sino-Japanese Industrial Cooperation and Communication Conference was successfully held in Inno Park. This conference was co-led by Nam Tai and Shenzhen Association of Trade Services with official attendees from Science and Innovation Bureau, Industry and Information Bureau in Guangming District, Shenzhen. More than 100 Chinese and Japanese corporate participants attended this conference including those from new-generation information technology, smart manufacturing, artificial intelligence, robotics, high-end service and services trade industries. This conference provided an excellent platform for communicating the advanced business model and management practice for Chinese and Japanese corporate participants.

“Winning the Future by Finance and Taxation” Nam Tai Inno Park Corporate Financing and Taxation Forum

In May 2019, Nam Tai Inno Park Corporate Financing and Taxation Forum, co-led by Nam Tai and Shenzhen Antecedent Enterprise Management Consulting Company and attended by a number of entrepreneurs, was held successfully in Inno Park. Several finance and tax experts were invited to share their knowledge and experience on financial and tax planning. As the operator of technology parks, we understand the needs of technology companies and plan to strengthen our relationships with potential corporate tenants by providing integrated services.

Strategic Cooperation Agreement Signing Ceremony between Nam Tai and Harbin Institute of Technology (Shenzhen)

In June 2019, the Strategic Cooperation Agreement Signing Ceremony between Nam Tai and Harbin Institute of Technology (Shenzhen) was held in Inno Park. During the ceremony, both parties signed the cooperation agreement and announced the intention to establish cooperation on public technological services, think tanks, talent cultivation and etc. Witnessed by Mr. Xianlin Liu, the academician of Chinese Academy of Engineering along with officials from Science and Innovation Bureau of Guangming District, Shenzhen, the ceremony led to the formation of the Harbin Institute of Technology and Nam Tai Big Data and Artificial Intelligence Public Technological Services Platform.

Phase I of Nam Tai Inno City was re-named as Nam Tai Technology Center to better reflect its positioning as a premier future center for leading technology enterprises. For Nam Tai Technology Center, after the Construction Planning Permit was obtained in May 2019, we also obtained the Construction Permit in July 2019. Pursuant to the Construction Permit, we are allowed to commence the construction of the main structure in July 2019. It is a key step for us to facilitate the construction and completion of Nam Tai Technology Center on schedule. Currently most of the work related to pile driving and foundation laying is finished. In addition, the Company has selected, through an auction process, China Nuclear Industry 22ND Construction Co., Ltd (“CNI22”) as the main contractor for the construction of the main structure of Nam Tai Technology Center. CNI22, incorporated in 1992 with the registered location in Yichang City, Hubei Province, is a subsidiary of China Nuclear Engineering Corporation Limited and an integrated construction company with the Class One Qualification of General Contracting for Building Construction. With respect to the additional land premium for Nam Tai Technology Center, the payment is planned to be made in the third quarter of 2019.

Alongside the renaming of Nam Tai Technology Center, we will replace the name of Nam Tai Inno City Phase II by Nam Tai Inno Valley (“Inno Valley”) prior to its redevelopment. As of June 30, 2019, approximately 90% of the available rental spaces of the existing buildings, equivalent to approximately 23,700 square meters, were leased. In the second quarter of 2019, we continued our efforts to improve the operations of Inno Valley by working to provide industrial support and services for our corporate tenants. These efforts included a series of industrial activities, such as the Finance and Taxation Forum held in April 2019, the Talent Household Policy Sharing Seminar held in May 2019 and the Primary Economist Training held in June 2019. In addition, we entered into strategic cooperation agreements with ten third-party professional institutions in the second quarter of 2019, through which these institutions may offer professional services, including legal, finance and tax, information technology, human resource, translation and intellectual property services, to our corporate tenants.

As for our Wuxi facilities, we leased out the facilities and delivered them to a third party in February 2019. The facilities are under renovation by the third party and open for leasing.

OPERATING RESULTS

As of June 30,
2019
(in square meter)
Project Under Development	331,832
Project For Future Development	364,795
Total	696,627

Project Portfolio - As of June 30, 2019

	Projects	Inno Park	Nam Tai Technology Center	Inno Valley
	Location	Shenzhen	Shenzhen	Shenzhen
	Type(a)	Office and Dormitory	Office and Dormitory	Office and Dormitory
	Site Area (sq.m.)	103,739	22,364	22,367
	Total GFA (sq.m.)	331,832	194,595	170,200(b)
Total GFA	Under Development (sq.m.)	331,832	—	—
	Under Operation (sq. m.)	—	—	—
	Future Development (sq. m.)	—	194,595	170,200
	Interest Attributable To Us	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen

Notes:

(a)	The types of our projects are based on our planning or certificates issued by the relevant authority and may be changed subject to the relevant authority’s final approval.
(b)

The gross floor area and type assume that we will receive M-0 zoning approval for the entire Inno Valley site prior to its redevelopment. If we do not receive the M-0 zoning approval, we will be required to develop Inno Valley under the M-1 zoning requirement. In that case, appropriate adjustments to our plan will have to be made. The existing gross floor area of Inno Valley is 41,927 square meters.

(c)	The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Properties Under Development

The table below sets forth certain information of our property projects or project phases under development as of June 30, 2019, comprising properties for which the land use right certificate and construction permits have been obtained, construction is in progress but before construction acceptance certificates are obtained.

Project		Inno Park
City		Shenzhen
(Estimated) Total GFA	(sq. m.)	331,832
Leasable GFA or Estimated Total Leasable GFA	(sq. m.)	265,000
Commencement Time		May 2017
Status of Pre-sale Permit		Not eligible
Estimated Completion Time		2020 Q4
Interest Attributable to Us		100%

Properties For Future Development

The table below sets forth certain information of our property projects held for future development as of June 30, 2019, comprising properties for which we have obtained the land use right certificate or we have entered into land grant contracts although the land use right certificate is not yet obtained, or the relevant lands and resources authority has confirmed our successful bidding in a public auction.

Project		Nam Tai Technology Center	Inno Valley
Location		Shenzhen	Shenzhen
Estimated Total GFA(1)	(sq. m.)	194,595	170,200
Estimated Completion Time		2021	2025

Note:

(1)	The estimated total GFA is based on our future planning and is subject to the relevant authority’s final approval.

Potential Risks in Our Business

Upfront payment for leased units in an industrial zone is a relatively new leasing model that has not been widely adopted. We have made the upfront leasing model available in addition to the traditional leasing model because it helps to safeguard our cash flow by allowing us to receive the total lease payment upfront, notwithstanding that it also entails a discount compared to properties that can be subdivided and sold individually. Furthermore, as this is a new leasing model, relevant regulators have not yet issued any regulations concerning its legality. We cannot guarantee that relevant regulators will not issue any regulation in the future. If the terms are not widely accepted, the market may demand that we provide further discounts. If the regulators find the leasing model to be in violation of applicable regulations, our financial condition, results of operations and cash flows may be adversely affected.

The real estate industry in China is subject to government regulations, including measures that are intended to curtail rapid price increases and property speculation.  The regulations at both central government level and local government level change from time to time, to stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. In May 2019, Bureau of Housing and Urban-Rural Development in Shenzhen has issued the Measures on Standardizing Industrial Buildings Leasing Market and Stabilizing Leasing Pricing (“Measures”) which proposed some measures aiming at the increase in supply, limitation on potential tenant qualification, enhancement on the industrial supervision, etc. Although the Measures have not been finalized nor become effective, they have already impacted the expectation of customers and financial institutions. For example, the Measures stipulate that the tenants of industrial buildings could only be enterprises rather than natural persons. This will narrow the scope of potential tenants which may in turn have an adverse impact on our operational performance. Bank and other financial institutions may tighten their policies toward industrial real estate, decline or reduce financing and loans to our natural person customers, which may lead to early termination of lease agreements before delivery of rental property.

In addition, we cannot assure you that the PRC government or the Shenzhen Municipal government will not adopt new measures in the future that may hinder the growth of the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be adversely affected as a result of decreased transaction volumes or real estate prices that may directly or indirectly result from such government policies.

The information contained in, or that can be accessed through, the website mentioned in this announcement does not form part of the announcement.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2019

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management expect to release the quarterly financial results in accordance with the following schedule for 2019. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results

Quarter	Date of release
Q1 2019	April 29, 2019 (Monday)
Q2 2019	July 29, 2019 (Monday)
Q3 2019	October 28, 2019 (Monday)
Q4 2019	January 27, 2020 (Monday)

ABOUT NAM TAI PROPERTY INC.

We are an owner, developer and operator of technology parks. We hold several parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting  two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-end technology parks, Nam Tai Inno Park and Nam Tai Technology Center. We expect our principal income in the future will be derived from rental income from technology parks. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

CONTACTS

Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

Cameron Associates

Mr. Kevin McGrath

Tel.:212.245.4577

E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED JUNE 30, 2019 AND 2018

(In Thousands of US dollars except share and per share data)

	Unaudited Three months ended June 30,		Unaudited Six months ended June 30,
	2019	2018	2019	2018
Operation income (1)	$757	$—	$1,338	$—
Operation expense	324	—	560	—
Net operation income	433	—	778	—
Costs and expenses
General and administrative expenses	2,818	4,155	5,766	13,271
Selling and marketing expenses	975	—	1,636	—
	3,793	4,155	7,402	13,271
Operating loss	(3,360)	(4,155)	(6,624)	(13,271)
Other (expenses) income, net (2)	(657)	(3,256)	(18)	193
Interest income	665	1,566	1,499	3,073
Gain on disposal of property	—	—	—	6,763
Write off of demolished building	—	—	—	(35)
Loss before income tax	(3,352)	(5,845)	(5,143)	(3,277)
Consolidated net loss	(3,352)	(5,845)	(5,143)	(3,277)

Other comprehensive (loss) income(3)	(3,560)	(9,537)	41	(3,499)
Functional currency translation adjustment	(3,560)	(9,537)	41	(3,499)
Consolidated comprehensive loss	$(6,912)	$(15,382)	$(5,102)	$(6,776)
Loss Per Share
Basic	$(0.09)	$(0.15)	$(0.13)	$(0.09)
Diluted	$(0.09)	$(0.15)	$(0.13)	$(0.09)
Weighted average number of shares (’000)
Basic	38,199	37,907	38,196	37,730
Diluted	38,199	37,907	38,196	37,730

Notes:

(1)	The property of Inno Valley at Gushu has been rented to several tenants since July 2018. The property at Wuxi has been rented to a third party lessee with a term of 12 years ending in October 2030.
(2)	Other (expenses) income, net, includes an exchange loss of $0.6 million and $3.3 million for the three months ended June 30, 2019 and 2018 respectively.
(3)	Other comprehensive (loss) income due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2019 AND DECEMBER 31, 2018

(In Thousands of US dollars)

	Unaudited June 30,	Audited December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents(1)	$96,259	$62,919
Short term investments(1)	1,723	46,952
Accounts receivable	625	226
Prepaid expenses and other receivables	7,305	6,663
Total current assets	105,912	116,760
Long term investments	2,198	2,204
Real estate properties under development, net(2)	199,761	171,610
Property, plant and equipment, net	27,245	27,442
Other assets	91	91
Total assets	$335,207	$318,107
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$87,771	$87,214
Accrued expenses and other payables	2,395	2,738
Advance from customers	21,354	255
Total current liabilities	111,520	90,207
Long term rental deposit	$482	—
Financial lease payable	8	9
Total liabilities	112,010	90,216
EQUITY
Shareholders’ equity:
Common shares	382	382
Additional paid-in capital	257,533	257,125
Retained earnings	(18,472)	(13,329)
Accumulated other comprehensive loss(3)	(16,246)	(16,287)
Total shareholders’ equity	223,197	227,891
Total liabilities and shareholders’ equity	$335,207	$318,107

Notes:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $1.7 million and $39.4 million as at June 30, 2019 and December 31, 2018, respectively, are not classified as cash and cash equivalents but are separately disclosed as short-term investments in the balance sheet.

(2)	Capitalization on project investment was $13.3 million for the second quarter of 2019 our accumulated project investment was $199.8 million up to June 30, 2019.
(3)	Accumulated other comprehensive loss represented conversion differences in foreign currency statements.

NAM TAI PROPERTY INC.

CONSENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2019 AND 2018

(In Thousands of US dollars)

	Unaudited Three months ended June 30,		Unaudited Six months ended June 30,
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(3,352)	$(5,845)	$(5,143)	$(3,277)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	356	960	786	1,975
Gain on disposal of property, plant and equipment	(15)	—	(15)	(6,956)
Write off demolished building	—	—	—	35
Share-based compensation expenses	119	635	248	2,001
Unrealized exchange loss	678	4,413	76	1,289
Changes in current assets and liabilities:
Increase in account receivables	(234)	—	(399)	—
Increase in prepaid expenses and other receivables	465	(100)	(642)	(402)
Increase in accrued expenses and other payables	(131)	79	(343)	3,664
Advance from customers	20,639	—	21,099	—
Increase in long term rental deposit	—	—	486	—
Total adjustments	21,877	5,987	21,296	1,606
Net cash provided by (used in) operating activities	$18,525	$142	$16,153	$(1,671)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for real estate properties under development	$(15,431)	$(1,195)	$(27,347)	$(5,524)
Purchase of property, plant & equipment	(145)	(95)	(392)	(596)
Decrease in deposits for real estate properties under development	—	97	—	116
Increase in deposits for purchase of property, plant and equipment	—	(87)	—	(148)
Proceeds from disposal of property, plant and equipment	68	—	68	9,706
Proceeds from disposal of demolished building	—	—	—	197
Proceeds from disposal of other asset	—	—	—	50
Redemption of marketable securities	—	—	7,580	—
Decrease (increase) in short term investments	10,550	1,433	37,649	(1,911)
Net cash (used in) provided by investing activities	$(4,958)	$153	$17,558	$1,890
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$—	$(2,644)	$—	$(5,273)
Proceeds from shares issued for option exercise	126	160	160	1,544
Net cash provided by (used in) financing activities	$126	$(2,484)	$160	$(3,729)
Net increase (decrease) in cash and cash equivalents	$13,693	$(2,189)	$33,871	$(3,510)
Cash and cash equivalents at beginning of period	85,365	169,892	62,919	165,173
Effect of exchange rate changes on cash and cash equivalents and short term investments	(2,799)	(9,612)	(531)	(3,572)
Cash and cash equivalents at end of period	$96,259	$158,091	$96,259	$158,091

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED JUNE 30, 2019 AND 2018

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of June 30, 2019, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ended December 31, 2019.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $6,912 and $15,382 for the three months ended June 30, 2019 and 2018, and was $5,102 and $6,776 for the six months ended June 30, 2019 and 2018.

4.	A summary of the operation income, other (expenses) income, net, net loss and long-lived assets by geographical areas is as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
OPERATION INCOME WITHIN:
-PRC, excluding Hong Kong	$757	$—	$1,338	$—
OTHER (EXPENSES) INCOME, NET:
- Loss on exchange difference	$(678)	$(3,312)	$(76)	$(58)
- Others	21	56	58	251
Total other (expenses) income, net	$(657)	$(3,256)	$(18)	$193
NET LOSS FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(1,777)	$(5,532)	$(3,353)	$(7,413)
- Hong Kong	(1,575)	(313)	(1,790)	4,136
Total net loss	$(3,352)	$(5,845)	$(5,143)	$(3,277)

	June 30, 2019	December 31, 2018
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$199,761	$171,610
- Property, plant and equipment in PRC, excluding Hong Kong	26,904	27,186
- Hong Kong	341	256
Total long-lived assets	$227,006	$199,052